SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Drexel Burnham Lambert Real Estate Associates II

(Name of Subject Company)
Drexel Burnham Lambert Real Estate Associates II

(Names of Person(s) Filing Statement)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $104 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated November 26, 2007 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.
Item 1. Subject Company Information.
     (a) The information set forth under “The Offer — Section 13. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
     (b) This Schedule 14D-9 relates to the units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, of which 37,273 units were issued and outstanding as of September 30, 2007.
Item 2. Identity and Background of Filing Person.
     (a) This Schedule 14D-9 is being filed by Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership (the “Partnership”), of which the sole general partner is DBL Properties Corporation, a New York corporation. The Partnership’s principal executive officers are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
     (d) The information set forth under “Summary Term Sheet” and “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     (d) The information set forth under “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 4. Solicitation or Recommendation.
     (a) and (b) The information set forth under “The Offer — Section 10. Position of the General Partner of Your Partnership with Respect to the Offer” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth under “The Offer – Section 8. Information Concerning Us and Certain of Our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Not Applicable.
Item 6. Interest in Securities of the Subject Company.
     (b) Not applicable.
Item 7. Purposes of the Transaction and Plans or Proposals.
     (d) Not Applicable.
Item 8. Additional Information.
     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein

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by reference.
Item 9. Exhibits.

(a)(1)	Offer to Purchase dated November 26, 2007 (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed on November 26, 2007, relating to the Offer).

(a)(2)	Letter of Transmittal and related Instructions (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed on November 26, 2007, relating to the Offer).

(a)(3)	Letter from Aimco OP to the Limited Partners of Drexel Burnham Lambert Real Estate Associates II (incorporated by reference herein to the applicable exhibit filed with the Schedule TO filed on November 26, 2007, relating to the Offer).

(e)	Not applicable.

(g)	None.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II

	By:	DBL PROPERTIES CORPORATION General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

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